                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )/*/


                          Data Measurement Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    23790310
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Dominique Gignoux
                     President and Chief Executive Officer
                          Data Measurement Corporation
                              15884 Gaither Drive
                             Gaithersburg, MD 20877
                                 (301) 948-2450
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 16, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 20 Pages)
                      Exhibit Index Contained on Page 12        SEC 1746 (12/91)

- --------------------
/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

- -----------------------                                  ---------------------
  CUSIP NO. 23790310                   13D                PAGE 2 OF 20 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Measurex Corporation
      94-1658697

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    00


- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            357,300, all of which are subject to immediately
                          exercisable options**
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             357,300, all of which are subject to immediately
                          exercisable options
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      357,300, all of which are subject to immediately exercisable options

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
                                                                           [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      24.4%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Soley with respect to the matters described in Item 6 herein.

                                                              Page 3 of 20 Pages

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the Common Stock, $.01 par value, of Data Measurement Corporation, a Delaware corporation ("DMC"). The principal executive offices of DMC are located at 15884 Gaither Drive, Gaithersburg, Maryland 20877.


ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed by Measurex Corporation, a Delaware corporation ("Measurex"), whose principal business address is One Results Way, Cupertino, California 95014. The names, business addresses, occupations and citizenships of each executive officer and director of Measurex are set forth on Schedule A attached hereto. Measurex and its subsidiaries supply computer-
- ----------
integrated measurement, control and information systems and services for continuous and batch manufacturing processes.

          Neither Measurex, nor to the best of Measurex's knowledge, any of the persons listed on Schedule A hereto, has during the last five years, (i) been
                  ----------
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibits or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This Schedule 13D is being filed in connection with the acquisition by Measurex of the options to purchase DMC Common Stock, as described in Items 4 and 6 (the "Options"). In the event that Measurex exercises its Options, Measurex will become obligated to make a cash payment in the amount of $18.625 per share of DMC Common Stock acquired. Measurex has not yet determined the source of funds for such purchase, but is considering funding such purchase through alternatives including a bank credit facility or out of its working capital.


ITEM 4.   PURPOSE OF TRANSACTION.

          On September 16, 1995, DMC, Measurex, and Measurex Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Measurex ("Merger Sub"), entered into an Agreement and Plan of Reorganization (the "Plan of Reorganization") which provides for, among other things, the merger of DMC with and into Merger Sub (the "Merger"). If the Merger is consummated, each share of Common Stock, par value $.01 per share, of DMC ("DMC Common Stock") will be converted into the right to receive $18.625 in cash and holders of options, warrants or Convertible Subordinated Debentures due 1997 (the "Rights"), will receive cash equal to the spread between the exercise or conversion price under the applicable Rights and $18.625. DMC's obligation to the Federal Deposit

                                                              Page 4 of 20 Pages

Insurance Corporation ("FDIC") under the terms of certain FDIC Convertible Subordinated Debenture will remain outstanding.

          As a result of the Merger, DMC and all of its assets, rights and obligations will be owned by the combined entity, which will then be known as Measurex Data Management Corporation ("MDMC"). MDMC will be a wholly owned subsidiary of the Buyer. The directors and officers of MDMC will be the directors and officers of Merger Sub immediately prior to the consummation of the Merger.

          In connection with the execution of the Plan of Reorganization the holders of DMC Common Stock listed on Schedule B hereto (collectively, the
                                      ----------
"Selling Stockholders") entered into Voting and Stock Option Agreements dated September 16, 1995 (each a "Stockholder Agreement" and collectively, the "Stockholder Agreements"). Item 6 contains a summary of the principal terms of the Stockholder Agreements.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof, Measurex beneficially owns 272,550 shares of DMC Common Stock pursuant to immediately exercisable options granted under the terms of the Stockholder Agreements and has the further right to acquire 84,750 shares of DMC Common Stock upon the exercise or conversion of Rights held by the Selling Stockholders (collectively, the "Option Shares"), which, to the best knowledge of Measurex, together constitute 24.4% of the outstanding shares of DMC Common Stock after giving effect to the exercise of the Options. To the best knowledge of Measurex, none of the persons listed on Schedule A beneficially own any shares
                                        ----------
               of DMC Common Stock except for Dwight C. Baum, who beneficially owns 5,000 shares (less than 1% of the outstanding shares of DMC Common Stock).

          (b) Measurex has the sole power to vote the Option Shares solely with respect to the matters described in Item 6 herein. If Measurex exercises its Options to purchase the Option Shares pursuant to the Stockholder Agreements, Measurex will possess sole dispositive power with respect to the Option Shares. To the best knowledge of Measurex, none of the persons listed on Schedule A
                                                                    ----------
               possess any voting or dispositive power with respect to any DMC Common Stock except Dwight C. Baum, who possesses sole voting and dispositive power with respect to his 5,000 shares.

          (c) - (e) Not applicable.

                                                              Page 5 of 20 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The following is a summary of the material provisions of the Stockholder Agreements, the form of which is attached as an exhibit hereto.
This summary is not intended to be complete and reference is made to the form of Stockholder Agreement for a complete description of the arrangements among the parties.

          The Selling Stockholders entering into the Stockholder Agreements are listed on Schedule B hereto. As of September 16, 1995, the Selling Stockholders
          ----------
owned 272,550 shares of DMC Common Stock, which represented 19.8% of the Corporation's issued and outstanding shares. The Selling Stockholders also owned Rights at varying exercise or conversion prices, for the purchase of 84,750 additional shares of DMC Common Stock. The DMC Common Stock held by the Selling Stockholders and the DMC Common Stock subject to the Rights, to the best knowledge of Measurex, together constitute 24.4% of the outstanding shares of DMC Common Stock after giving effect to the exercise of the Options.

          Each Selling Stockholder has agreed, for so long as the Selling Stockholder Agreements remain in effect, not to transfer, sell, exchange, pledge or otherwise dispose of or encumber the Option Shares subject to their respective Stockholder Agreement. Each Selling Stockholder has granted Measurex an option to purchase all of its Option Shares.

          Each Selling Stockholder has agreed to vote its Option Shares (i) in favor of approval of the Plan of Reorganization, the Merger, and any matter that could reasonably be expected to facilitate the Merger; and (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and the Plan of Reorganization, against any merger, consolidation, sale of substantial assets, sale of shares of capital stock, reorganization, recapitalization or similar transactions involving DMC or its subsidiaries, with any party other than Measurex or one of its affiliates and against any liquidation or winding up of DMC (each of the foregoing is referred to as an "Opposing Proposal").

          Each Selling Stockholder has executed an Irrevocable Proxy attached as Annex A to each Stockholder Agreement with respect to its Option Shares. Each of the members of the board of directors of Measurex is appointed attorney and proxy of each Selling Stockholder to vote the Option Shares at every annual, special or adjourned meeting of the stockholders of DMC and in every written consent in lieu of such meeting: (a) in favor of approval of the Plan of Reorganization and the Merger and (b) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and the Plan of Reorganization, against any merger, consolidation, sale of substantial assets, sale of shares of capital stock, reorganization, recapitalization or similar transactions involving DMC or its subsidiaries, with any party other than Measurex or one of its affiliates, and against any liquidation or winding up of DMC.

          Except for actions taken by a Selling Stockholder solely in such Selling Stockholder's capacity as a member of the Board of Directors of DMC, if applicable, each

                                                              Page 6 of 20 Pages

Selling Stockholder has agreed, for so long as the Stockholder Agreements remain in effect, it will not, and will not permit any entity under its control, to:
(i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with respect to any Opposing Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Plan of Reorganization; (ii) initiate a stockholder's vote or action by written consent of DMC stockholders with respect to an Opposing Proposal; or (iii) become a member of a "group" (as such term is used in Section 13(d) for the Exchange
Act) with respect to any voting securities of DMC with respect to an Opposing Proposal.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Form of Voting and Stock Option Agreement, dated September 16, 1995, by and between Measurex Corporation and certain stockholders of Data Measurement Corporation (including Irrevocable Proxy as Annex A thereto).

                                                              Page 7 of 20 Pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 26, 1995



                                 MEASUREX CORPORATION


                                 ROBERT McADAMS, JR.
                                 -------------------
                                 Robert McAdams, Jr.
                                 Executive Vice President, Finance and
                                 Information Services
                                 and Chief Financial Officer

                                                              Page 8 of 20 Pages

                                   SCHEDULE A

          Set forth below with respect to each executive officer and director of Measurex is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

(a)  Paul Bancroft III
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c) Retired President and CEO, Bessemer Securities Corporation (Private investment company)
(d)  United States

(a)  Dwight C. Baum
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c)  Senior Vice President, Paine Webber Incorporated (Investment banking firm)
(d)  United States

(a)  David A. Bossen
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c)  Chairman and Chief Executive Officer, Measurex Corporation
(d)  United States

(a)  John C. Gingerich
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c)  President and Chief Operating Officer, Measurex Corporation
(d)  United States

(a)  Jefferey T. Grade
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c) Chairman and Chief Executive Officer, Harnischfeger Industries (a multi-industry company)
(d)  United States

(a)  Dr. Orion L. Hoch
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c)  Chairman Emeritus, Litton Industries (a multi-industry company)
(d)  United States

                                                              Page 9 of 20 Pages

(a)  John W. Larson
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c)  Chairman, Brobeck, Phleger & Harrison (Law firm)
(d)  United States

(a)  John W. McKittrick
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c)  President, Tel-Research Corporation (a consulting business)
(d)  United States

(a)  Graham Tyson
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c) Retired Chairman and Chief Executive Officer, Dataproducts Corporation (Manufacturer of computer printers)
(d)  United States

(a)  Glenn R. Weinkoop
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c) Measurex Corporation, Executive Vice President and President, Industrial Systems Division
(d)  United States

(a)  Robert McAdams, Jr.
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c) Measurex Corporation, Executive Vice President, Finance and Information Services, Chief Financial Officer
(d)  United States

(a)  William J. Weyland
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c)  Measurex Corporation, Executive Vice President, Worldwide Sales and
     Services
(d)  United States

(a)  Neil J. Laird
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c)  Measurex Corporation, Vice President, Controller
(d)  United States

                                                             Page 10 of 20 Pages

(a)  Lance M. Lissner
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c)  Measurex Corporation, Vice President, Corporate Planning and Development
(d)  United States

(a)  John G. Preston
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c) Measurex Corporation, Vice President and General Manager, Integrated Control Systems Division
(d)  United States

(a)  Charles Van Orden
(b)  c/o Measurex Corporation
     Cupertino, CA 95014
(c)  Measurex Corporation, Vice President, General Counsel and Secretary
(d)  United States

                                                             Page 11 of 20 Pages

                                   SCHEDULE B

Dominique Gignoux
John D. Sanders
James F. Collins
Frederick S. Rolandi
Ira A. Hunt, Jr.

                                                             Page 12 of 20 Pages

                                 EXHIBIT INDEX


                                                            SEQUENTIALLY
                                                           NUMBERED PAGE
1.  Form of Voting and Stock Option Agreement, dated
    September 16, 1995, by and between Measurex
    Corporation and certain stockholders of Data
    Measurement Corporation (including Irrevocable Proxy
    attached as Annex A thereto)........................         13

                                                             Page 13 of 20 Pages

                                   EXHIBIT 1
                                   ---------

                       VOTING AND STOCK OPTION AGREEMENT


          THIS VOTING AND STOCK OPTION AGREEMENT (this "Agreement"), is made and entered into as of September 16, 1995, by and between ________________ ("Grantor"), and MEASUREX CORPORATION, a Delaware corporation ("Measurex").

          WHEREAS, Grantor is an officer, director or principal stockholder of Data Measurement Corporation, a Delaware corporation ("DMC"); and

          WHEREAS, Measurex and DMC propose to enter into an Agreement and Plan of Reorganization and related agreements dated as of the date hereof (the "Merger Agreement"; capitalized terms not defined herein shall have the meanings set forth in the Merger Agreement), providing for, among other things, the merger of a wholly owned subsidiary of Measurex with and into DMC (the "Merger") upon the terms described therein; and

          WHEREAS, as an inducement to Measurex's willingness to enter into the Merger Agreement and as a condition to Measurex's obligation to effect the Merger, Grantor has agreed to grant Measurex the Option described in this Agreement.

          NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth herein and in the Merger Agreement, Grantor and Measurex agree as follows:

          1.  Agreement to Retain Stock.
              -------------------------

          (a) Transfer and Encumbrance.  Grantor agrees not to transfer, sell,
              ------------------------
exchange, pledge or otherwise dispose of or encumber any shares of DMC Common Stock owned by Grantor (the "Stock'") or any New Stock (as defined in Section 1(b) below) or to make any offer or agreement relating thereto, at any time prior to the Expiration Date (as defined in Section 1(c) below) except upon the exercise of the Option (as defined below) by Measurex; provided, however, that any pledge on or other encumbrance in respect of any of the Stock existing as of the date hereof shall be permitted to remain in existence and shall not be deemed a breach of this Section 1(a).

          (b) New Stock.  Grantor agrees that any shares of DMC Common Stock
              ---------
that Grantor purchases or with respect to which Grantor otherwise acquires record or beneficial ownership after the date of this Agreement and prior to the Expiration Date ("New Stock") shall be subject to the terms and conditions of this Agreement to the same extent as if they had originally constituted Stock. Grantor is the holder of DMC stock options and/or convertible debentures, all of which are fully exercisable or convertible into DMC Common Stock. In the event Measurex gives Grantor notice of the exercise of its option under this Agreement and requests Grantor to do so, Grantor will exercise his DMC stock options and/or convert his convertible debentures and the stock he acquires will be included in New Stock.

                                                             Page 14 of 20 Pages

          (c) Expiration Date.  For purposes of this Agreement, "Expiration
              ---------------
Date" shall mean the earliest of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the date on which the Merger Agreement is terminated pursuant to Sections 7.1(a), (b) or (c) of the Merger Agreement or Measurex's failure to transmit to the Exchange Agent the Merger Consideration in accordance with the terms of the Merger Agreement or the failure of the Merger to be consummated for reasons other than DMC's breach or default under the Merger Agreement on or before January 31, 1996, (iii) sixty (60) days after termination of the Merger Agreement for any other reason except for a termination following DMC's breach or default under the Merger Agreement or (iv) six months after the date of this Agreement.

          2.  Agreement to Vote Stock.  At every meeting of the stockholders of
              -----------------------
DMC called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of DMC with respect to any of the following, Grantor shall vote the Stock and
any New Stock:   in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger; and against approval of any proposal made in opposition to or in competition with the consummation of the Merger and the Merger Agreement, against any merger, consolidation, sale of substantial assets, sale of shares of capital stock, reorganization, recapitalization or similar transactions involving DMC or its subsidiaries, with any party other than Measurex or one of its affiliates and against any liquidation or winding up of DMC (each of the foregoing is referred to as an "Opposing Proposal").

          3.  Irrevocable Proxy.  In order to effect the intent of paragraph 2,
              -----------------
concurrently with the execution of this Agreement Grantor shall deliver to the members of the Board of Directors of Measurex a proxy in the form attached hereto as Annex A (the "Proxy"), which shall be irrevocable to the extent provided by the General Corporation Law of the State of Delaware, covering the Stock and New Stock.

          4.  No Proxy Solicitations.  Except for actions taken by Grantor
              ----------------------
solely in Grantor's capacity as a member of the Board of Directors of DMC, if applicable, in order to comply with applicable law as advised in writing by independent legal counsel, Grantor will not, and will not permit any entity
under Grantor's control, to:   solicit proxies or become a "participant" in a
"solicitation" (as such terms are defined in Regulation 14A under the Exchange
Act) with respect to an Opposing Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; initiate a stockholders' vote or action by written consent of DMC stockholders with respect to an Opposing Proposal; or become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of DMC with respect to an Opposing Proposal.

          5.  Grant of Option.  Subject to the terms and conditions set forth
              ---------------
herein, Grantor hereby grants to Measurex an irrevocable option (the "Option") to purchase all of the Stock, constituting _____________ shares, owned by Grantor as of the date hereof and any New Stock hereafter acquired by Grantor (collectively, the "Option Stock"), at a purchase price of $18.625 per share of Option Stock (the "Purchase Price").

                                                             Page 15 of 20 Pages

          6.  Exercise of Option.
              ------------------

          (a) Measurex may exercise the Option for all Option Stock at any time prior to the Expiration Date.

          (b) In the event Measurex wishes to exercise the Option, it shall send to Grantor a written notice (the date of which being herein referred to as the "Notice Date") specifying a place and date not earlier than three business days nor later than 15 business days after the Notice Date for the closing of such purchase (the "Closing Date"); provided that if the closing of the purchase and sale pursuant to the Option (the "Closing") cannot be consummated by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated; and, provided further that, without limiting the foregoing, if prior notification to or approval of any regulatory authority is required in connection with such purchase, Measurex and, if applicable, Grantor shall promptly file the required notice or application for approval and shall expeditiously process the same (and Grantor shall cooperate with Measurex in the filing of any such notice or application and the obtaining of any such approval), and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (i) any required notification period has expired or been terminated or (ii) such approval has been obtained, and in either event, any requisite waiting period has passed.

          (c) Notwithstanding Section 7(b), in no event shall the Closing Date be more than 12 months after the related Notice Date, and if the Closing Date shall not have occurred within 12 months after the related Notice Date due to the failure to obtain any required approval, the Option and the exercise thereof effected on the Notice Date shall be deemed to have expired.

          7.  Payment for and Delivery of Certificates.
              ----------------------------------------

          (a) On each Closing Date, Measurex shall pay to Grantor by wire transfer to a bank account designated by Grantor an amount equal to the Purchase Price multiplied by the number of shares of Option Stock to be purchased on such Closing Date.

          (b) At each Closing, simultaneously with the delivery of funds as provided in Section 7(a), Grantor shall deliver to Measurex a certificate or certificates representing the Option Stock to be purchased at such Closing, which Option Stock shall be fully paid and non-assessable and free and clear of all liens, claims, charges, and encumbrances of any kind whatsoever, and Measurex shall deliver to Grantor a certificate agreeing that Measurex shall not offer to sell or otherwise dispose of such Option Stock in violation of applicable law or this Agreement.

          8.  Adjustment upon Changes in Capitalization, Etc.  In the event of
              ----------------------------------------------
any change in DMC Common Stock by reason of a stock dividend, stock split, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such

                                                             Page 16 of 20 Pages

transaction, so that Measurex shall receive upon exercise of the Option the same class and number of outstanding shares or other securities or property that Measurex would have received in respect of DMC Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable.

          9.  Representations of Grantor.  Grantor represents and warrants to
              --------------------------
Measurex that:

          (a) Grantor has full legal capacity to execute this Agreement, and this Agreement will be binding upon the heirs, personal representatives, successors and assigns of Grantor.

          (b) Grantor is the lawful owner of the Option Stock, of record and beneficially, free and clear of all liens, charges, pledges, security interests, options, claims or other encumbrances, and has full right, power and authority to sell, assign, transfer and deliver the Option Stock to be sold by Grantor to Measurex upon exercise of the Option; and upon the delivery of such Option Stock to Measurex hereunder, Measurex shall obtain good and valid title thereto free and clear of all liens, charges, pledges, security interests, options, claims or other encumbrances.

          (c) The execution, delivery and performance by Grantor of this Agreement, and compliance by Grantor with the provisions hereof will not (i) violate any provision of any current law, statute, rule or regulation applicable to Grantor, or any ruling, writ, injunction, order or decree of any court, administrative agency or other governmental body applicable to Grantor or (ii) conflict with or result in a breach of any provisions or constitute (with due notice or lapse of time or both) a default under any agreement, contract or instrument to which Grantor is a party or by which Grantor or any of the Option Stock is bound.

          10.  Miscellaneous.
               -------------

          (a) Expenses.  Except as otherwise provided in the Merger Agreement,
              --------
each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own counsel.

          (b) Waiver and Amendment.  Any provision of this Agreement may be
              --------------------
waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

          (c) Entire Agreement:  No Third-Party Beneficiary:  Severability.
              ------------------------------------------------------------
Except as otherwise set forth in the Merger Agreement, this Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms,

                                                             Page 17 of 20 Pages

provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          (d) Governing Law.  This Agreement shall be governed and construed in
              -------------
accordance with the laws of the State of Delaware without regard to any applicable conflicts of law rules.

          (e) Descriptive Headings.  The descriptive headings contained herein
              --------------------
are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

          (f) Notices.  All notices and other communications hereunder shall be
              -------
in writing and deemed given if delivered personally or by commercial delivery service, sent by overnight courier, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

       If to Grantor to:

                        ---------------------------------------------

                        ---------------------------------------------

                        ---------------------------------------------

       With a copy to:

                        ---------------------------------------------

                        ---------------------------------------------

                        ---------------------------------------------

       If to Measurex to:
                          One Results Way
                          Cupertino, CA 95014
                          Attention:  Executive Vice President
                          and President, Industrial Systems Division
                          Facsimile No.:      (408) 864-7506
                          Telephone No.:      (408) 255-1500

       With a copy to:
                          Vice President and General Counsel
                          Facsimile No.:      (408) 864-7580
                          Telephone No.:      (408) 255-1500

          (g) Counterparts.  This Agreement and any amendments hereto may be
              ------------
executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

                                                             Page 18 of 20 Pages

          (h) Assignment.  Neither this Agreement nor any of the rights,
              ----------
interests or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Measurex may assign this Agreement to a wholly owned subsidiary of Measurex. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

          (i) Further Assurances.  In the event of any exercise of the Option by
              ------------------
Measurex, Grantor and Measurex shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

          (j) Specific Performance.  The parties hereto agree that this
              --------------------
Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

          IN WITNESS WHEREOF, Grantor and Measurex have caused this Agreement to be signed as of the day and year first written above.


                              GRANTOR

                              -------------------------------------------------
                              Name:


                              MEASUREX CORPORATION

                              By:
                                  ---------------------------------------------
                              Name:
                              Title:

                                                             Page 19 of 20 Pages

Annex A
- -------

                               IRREVOCABLE PROXY

                                    to Vote

                   DATA MEASUREMENT CORPORATION COMMON STOCK


    The undersigned stockholder of Data Measurement Corporation, a Delaware corporation ("DMC"), hereby irrevocably (to the full extent permitted by the General Corporation Law of the State of Delaware (the "Law")), appoints the members of the Board of Directors of Measurex Corporation, a Delaware corporation ("Measurex"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of DMC that now are or hereafter may be beneficially owned or owned of record by the undersigned, and any and all other shares or securities of DMC issued or issuable in respect thereof on or after the date hereof (collectively, the "Stock") in accordance with the terms of this Proxy. The Stock beneficially owned or owned of record by the undersigned stockholder of DMC as of the date of this Proxy is listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to such Stock are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Stock until after the Expiration Date (as defined below).

    This Proxy is irrevocable (to the extent permitted by the Law), is granted pursuant to that certain Voting and Stock Option Agreement dated as of September 16, 1995, between Measurex and the undersigned stockholder of DMC (the "Voting and Option Agreement"), and is granted in consideration of Measurex entering into that certain Agreement and Plan of Reorganization dated as of September 16, 1995 (the "Merger Agreement"), among Measurex, Mx Acquisition Corp and DMC.
The Merger Agreement provides for the merger (the "Merger") of Merger Sub into DMC, in accordance with the terms of the Merger Agreement. As used herein, the term "Expiration Date" shall have the meaning set forth in Section 1(c) of the Voting and Option Agreement.

    The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Stock, and to exercise all voting and other rights of the undersigned with respect to the Stock (including, without limitation, the power to execute and deliver written consents pursuant to the Law) at every annual, special or adjourned meeting of the stockholders of DMC and in every written consent in lieu of such meeting:
(a) in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger, and (b) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and the Merger Agreement, against any merger, consolidation, sale of substantial assets, sale of shares of capital stock, reorganization, recapitalization or similar transactions involving

                                                             Page 20 of 20 Pages

DMC or its subsidiaries, with any party other than Measurex or one of its affiliates and against any liquidation or winding up of DMC. The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided in clauses (a) and (b) above. The undersigned stockholder may vote the Stock on all other matters.

    Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.


Dated: September 16, 1995           Signature of Grantor:
                                                         -----------------------
                                    Name of Grantor:
                                                     ---------------------------
                                    Stock beneficially owned:

                                           shares of DMC Common Stock
                                    -----